Turkiye Garanti Bankasi

HEAD OFFICE

GarantiBank

TÜRKİYE GARANTİ BANKASI A.Ş.
Levent Nispetiye Mah. Aytar Cad. 2,
Beşiktaş 34340 İstanbul / Turkey

Tel: (90212) 318 18 18
Fax: (90212) 318 18 88

garantibank.com

March 29, 2004

Division of International Co[redacted]
Securities and Exchange C[redacted]
450 Fifth Street, N.W.
Washington, D.C. 20549
United States of America

12g3-2 (b) filing number: 82-3636

Garanti Bank has been informed by its major shareholder, Dogus Holding A.S., that Banca Intesa and Dogus Holding A.S. signed today a heads of agreement setting forth the terms of the negotiation for the acquisition by Banca Intesa of a controlling interest in Garanti Bank in Turkey earlier announced by the parties.

Accordingly, Banca Intesa will initially acquire from Dogus Holding A.S. 40.05% of Garanti Bank's voting share capital and will have a call option to acquire further shares up to 9.96% of Garanti Bank's voting share capital. The call option of Banca Intesa will be exercisable for a period of 30 days after the end of the fourth full quarter following the closing of the transaction.

In addition to the outright acquisition of 40.05% of Garanti Bank's voting share capital, Banca Intesa, at the closing of the transaction and until the expiration of the call option period, will also be entitled to exercise the voting rights pertaining to the shares upon which it has a call option. Thus, at the closing of the deal Banca Intesa will be able to exercise control over 50.01% of the Garanti Bank's voting share capital.

The deal terms also provide for Dogus Holding A.S. to purchase from Garanti Bank certain non-banking related assets simultaneously with the closing of the deal or in any case before the end of 2004.

The parties have also agreed that the purchase price for the initial 40.05% interest shall be computed on the basis of a multiplier of 1.55 to be applied to the adjusted net asset value of Garanti Bank to be established at the closing, following the due diligence which is already underway, with a maximum price of USD 800 million, plus a portion of the net income accrued in 2004 up to the closing date, also subject to a multiplier of 1.55. The price for the additional 9.96% stake in case of exercise of the call option will be determined on the basis of the average stock price of Garanti Bank during the period of six months prior to the exercise of the option, capped at 150% of the purchase price per share.

The parties expect to close the deal by the end of September 2004.

Yours Sincerely,

pp.

Olca ERDOST
Vice President
Investor Relations

Funda GÜNGÖR
Senior Vice President
Corporate Strategy, Business Development &
Investor Relations

4/5